Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2019

Shenzhen, China, November 14, 2019 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights:

•	Total revenues were US$43.8 million, representing a decrease of 8.3% from the previous quarter.

•	Cloud computing and other internet value-added services revenues (“Cloud computing and other IVAS”) were US$20.9 million, representing a decrease of 7.4% from the previous quarter. The decrease was mainly due to a decline in our other IVAS income from a lack of promotional activities and seasonal factors impacting live streaming revenues. On the other hand, our income from cloud computing continued to increase driven by an increased demand for our shared computing services.

•	Subscription revenues were US$19.2 million, representing a decrease of 9.9% from the previous quarter.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$3.7 million, representing a decrease of 4.4% from the previous quarter.

•	Gross profit was US$19.3 million, representing a decrease of 13.6% from the previous quarter. Gross margin was 44.1% in the third quarter of 2019, compared with 46.7% in the previous quarter. The decrease in gross profit and gross margin was mainly due to the drop in our subscription revenues.

•	Net loss was US$24.6 million in the third quarter of 2019, compared with a net loss of US$2.0 million in the previous quarter. The increased net loss was primarily due to a one-time write-off in the amount of $14.3 million which was related to a long-term equity investment the Company made in a VR company in 2016.

•	Diluted loss per ADS was US$0.36 as compared with a diluted loss of US$0.03 in the previous quarter.

Recent Developments:

•	Started a public beta testing of OneThing Cloud mini, a phone-based shared cloud computing smart device designed to aggregate idle computing resources from spare smartphones and convert these resources into enterprise-level cloud services;

•	Awarded recognition at the First China Artificial Intelligence Multimedia Information Recognition Technology Competition, including the highest level of class A certificates on near-duplicate video retrieval and near-duplicate image retrieval;

•	Successfully registered our blockchain products, ThunderChain and ThunderChain Open Platform, with the Cyberspace Administration of China (“CAC”) and the corresponding operating entities, i.e. Shenzhen Xunlei Networking Technologies Co., Ltd. and Shenzhen Onething Technologies Co., Ltd., were also successfully registered with CAC as blockchain information service providers;

•	A US district court judge dismissed with prejudice the securities class action complaint against Xunlei in its entirety. The class action complaint was initially filed at the Southern District Court of New York in January 2018.

Mr. Lei Chen, the Chief Executive Officer of Xunlei, stated: “Despite the weakness in total revenue, we are glad to see continued revenue growth from cloud computing, driven primarily by bandwidth capacity expansion as well as better capacity utilization through technological improvement. Cloud computing has lately become a main driver for our revenue growth. In the past, we invested heavily in cloud computing infrastructure with the expectation of realizing returns on our investment in the future.”

“Recently, the importance of blockchain as a core technology to achieve technological innovation breakthroughs in China was highlighted. We are excited about this opportunity but are also mindful of the challenges typical to an emerging industry. We will continue to complement our cloud business with blockchain technology and applications, and intend to take advantage of this exciting opportunity through research and development and partnerships.” Concluded Mr. Chen.

Third Quarter 2019 Financial Results

Total Revenues

Total revenues were US$43.8 million, representing a decrease of 8.3% from the previous quarter.

Revenues from cloud computing and other IVAS combined were US$20.9 million, representing a decrease of 7.4% from the previous quarter. The revenues from cloud computing and other IVAS mainly consist of StellarCloud’s IaaS revenues, sales of cloud computing products and live streaming revenues. The decrease was mainly due to a decline in our other IVAS income for the lack of promotional activities and seasonal impact on our live streaming revenues. On the other hand, our income from cloud computing continued to increase driven by an increased demand for our shared computing services.

Revenues from subscriptions were US$19.2 million, representing a decrease of 9.9% from the previous quarter. The number of subscribers was approximately 3.8 million as of September 30, 2019, compared with 4.3 million as of June 30, 2019. The average revenue per subscriber for the third quarter of 2019 was RMB35.1, compared with RMB33.9 as of June 30, 2019. This decrease in subscriptions revenues was primarily attributable to decline in the subscriber base.

Revenues from online advertising were US$3.7 million, representing a decrease of 4.4% from the previous quarter.

Cost of Revenues

Total cost of revenues was US$24.5 million, representing 55.8% of our total revenues.

Bandwidth costs were US$15.8 million, representing 36.1% of our total revenues, compared with US$12.7 million or 26.6% of our total revenues in the previous quarter. The increase was mainly due to the growth of our StellarCloud’s IaaS revenues.

The remaining cost of revenues mainly consisted of costs related to the sales of our cloud computing products and revenue-sharing costs for our live streaming products.

Gross Profit and Gross Margin

Gross profit for the third quarter was US$19.3 million, representing a decrease of 13.6%. Gross margin was 44.1% in the third quarter, compared with 46.7% in the previous quarter. The decreases in gross profit and gross margin were mainly due to the drop in our subscription revenues.

Research and Development Expenses

Research and development expenses for the third quarter of 2019 were US$17.6 million, representing 40.1% of our total revenues, compared with US$17.8 million or 37.3% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter of 2019 were US$6.2 million, representing 14.2% of our total revenues, compared with US$6.8 million or 14.3% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2019 were US$9.1 million, representing 20.8% of our total revenues, compared with US$10.2 million or 21.4% of our total revenues in the previous quarter. The decrease was mainly due to decreases in legal fees and rental expense.

Impairment of Assets, Net

Impairment of assets, net for the third quarter of 2019 was a credit of US$0.4 million, representing a net recovery of previously impaired assets, compared with a credit balance of US$0.7 million in the previous quarter.

Operating Loss

Operating loss was US$13.2 million, compared with an operating loss of US$11.8 million in the previous quarter.

Net Loss and Loss Per Share

Net loss was US$24.6 million in the third quarter of 2019, compared with a net loss of US$2.0 million in the previous quarter. Non-GAAP net loss was US$23.1 million in the third quarter of 2019, compared with Non-GAAP net loss of US$0.7 million in the previous quarter. The increased net loss and non-GAAP net loss were primarily due to a one-time write-off in the amount of $14.3 million which was related to a long-term equity investment the Company made in a VR company in 2016.

Diluted loss per ADS in the third quarter of 2019 was US$0.36, compared with a diluted loss per ADS of US$0.03 in the previous quarter.

Cash Balance and Short-Term Investments

As of September 30, 2019, the Company had cash, cash equivalents and short-term investments of US$264.8 million, compared with US$284.8 million as of June 30, 2019.

Guidance for Third Quarter 2019

For the fourth quarter of 2019, Xunlei estimates total revenues to be between US$45 million and US$50 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 8.4%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any changes could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on November 14, 2019 (9:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-620-8038
Hong Kong:	852 3018 6771
United States:	1-845-675-0437
International:	65 6713-5090
Passcode:	1289207

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	1289207

Replay End Date:	November 22, 2019

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss), (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2019	2018

Assets

Current assets:
Cash and cash equivalents	162,145	122,930
Short-term investments	102,648	196,538
Accounts receivable, net	31,019	19,391
Inventories	9,447	12,667
Due from related parties	1,474	1,137
Prepayments and other current assets	19,453	10,236
Total current assets	326,186	362,899

Non-current assets:
Restricted cash	409	-
Long-term investments	23,882	33,638
Deferred tax assets	5,541	5,690
Property and equipment, net	36,693	21,903
Intangible assets, net	9,147	9,991
Goodwill	20,103	20,717
Other long-term prepayments and receivables	320	593
Right-of-use assets	9,949	-
Total assets	432,230	455,431

Liabilities
Current liabilities:
Accounts payable	23,806	22,629
Due to related parties	5,003	5,234
Contract liabilities and deferred income, current portion	31,701	30,295
Lease liabilities	4,727	-
Income tax payable	2,654	2,503
Accrued liabilities and other payables	35,630	44,065
Held-for-sale liabilities	-	3,309
Total current liabilities	103,521	108,035

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,055	1,850
Lease liabilities, non-current portion	4,913	-
Deferred tax liabilities, non-current portion	1,204	1,366
Interest-bearing bank borrowing	11,169	-
Total liabilities	121,862	111,251

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 336,522,780 shares outstanding as at December 31, 2018; 368,877,205 issued and 339,110,921 shares outstanding as at September 30, 2019)	85	84
Additional paid-in-capital	470,909	466,624
Accumulated other comprehensive loss	(15,621)	(12,748)
Statutory reserves	5,132	5,132
Treasury shares (32,354,429 shares and 29,766,284 shares as at December 31, 2018 and September 30, 2019, respectively)	7	8
Accumulated deficits	(148,879)	(113,804)
Total Xunlei Limited's shareholders' equity	311,633	345,296
Non-controlling interests	(1,265)	(1,116)
Total liabilities and shareholders' equity	432,230	455,431

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2019	2019	2018

Revenues, net of rebates and discounts	43,839	47,806	45,292
Business taxes and surcharges	(77)	(157)	(264)
Net revenues	43,762	47,649	45,028
Cost of revenues	(24,450)	(25,302)	(21,179)
Gross profit	19,312	22,347	23,849

Operating expenses
Research and development expenses	(17,593)	(17,824)	(19,662)
Sales and marketing expenses	(6,241)	(6,844)	(10,030)
General and administrative expenses	(9,113)	(10,231)	(12,358)
Assets impairment loss, net	427	732	-
Total operating expenses	(32,520)	(34,167)	(42,050)

Operating loss	(13,208)	(11,820)	(18,201)
Interest income	801	430	215
Interest expense	-	(15)	(60)
Other income/(loss), net	(11,761)	8,916	2,093
Share of loss from equity investee	-	-	(21)
Income/(loss) before income taxes	(24,168)	(2,489)	(15,974)
Income tax (expenses)/benefits	(448)	445	121
Net income/(loss)	(24,616)	(2,044)	(15,853)
Less: net profit/(loss) attributable to non-controlling interest	(59)	(86)	(25)
Net income/(loss) attributable to common shareholders	(24,557)	(1,958)	(15,828)

	Sep 30,	Jun 30,	Sep 30,
	2019	2019	2018

Earnings/(loss) per share for common shares
Basic	(0.0726)	(0.0058)	(0.0472)
Diluted	(0.0726)	(0.0058)	(0.0472)

Earnings/(loss) per ADS
Basic	(0.3630)	(0.0290)	(0.2360)
Diluted	(0.3630)	(0.0290)	(0.2360)

Weighted average number of common shares used in calculating:
Basic	338,473,633	337,232,099	335,566,140
Diluted	338,473,633	337,232,099	335,566,140

Weighted average number of ADSs used in calculating:
Basic	67,694,727	67,446,420	67,113,228
Diluted	67,694,727	67,446,420	67,113,228

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2019	2019	2018

GAAP operating loss	(13,208)	(11,820)	(18,201)
Share-based compensation expenses	1,508	1,349	1,375
Non-GAAP operating loss	(11,700)	(10,471)	(16,826)

GAAP net income/(loss)	(24,616)	(2,044)	(15,853)
Share-based compensation expenses	1,508	1,349	1,375
Non-GAAP net income/(loss)	(23,108)	(695)	(14,478)

GAAP earnings/(loss) per share for common shares:
Basic	(0.0726)	(0.0058)	(0.0472)
Diluted	(0.0726)	(0.0058)	(0.0472)

GAAP earnings/(loss) per ADS:
Basic	(0.3630)	(0.0290)	(0.2360)
Diluted	(0.3630)	(0.0290)	(0.2360)

Non-GAAP earnings/(loss) per share for common shares:
Basic	(0.0681)	(0.0018)	(0.0431)
Diluted	(0.0681)	(0.0018)	(0.0431)

Non-GAAP earnings/(loss) per ADS:
Basic	(0.3405)	(0.0090)	(0.2155)
Diluted	(0.3405)	(0.0090)	(0.2155)

Weighted average number of common shares used in calculating:
Basic	338,473,633	337,232,099	335,566,140
Diluted	338,473,633	337,232,099	335,566,140

Weighted average number of ADSs used in calculating:
Basic	67,694,727	67,446,420	67,113,228
Diluted	67,694,727	67,446,420	67,113,228

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com